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Sit Mutual Funds

Sit Small Cap Dividend Growth Fund
(SSCDX, SDFSX)

Even after the fund's 5-year anniversary earlier this year, the Sit Small Cap Dividend Growth Fund remains in Lipper's top quartile. For details, check out Lipper's rankings below from June 30, 2020 or the fund's fact sheet. If you'd like the full Lipper report emailed to you, please reply to this email or let one of us know.

Sit Small Cap Dividend Growth Fund (SSCDX) Lipper Rankings
Lipper Class: Small-Cap Core Funds

	5 Years	3 Years	1 Year
Percentile Rank in Class Based on Total Returns	**21st**	**24th**	**5th**
Fund Rank in Class	147	193	44
# of Funds in Class	708	817	862

For more information on this or our other funds, please reach out to us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY
The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

DISCLOSURE
Lipper is a Thomson Reuters company and is not affiliated with the Sit Mutual Funds or their manager, Sit Investment Associates, Inc. Lipper ratings for Total Return reflect funds' historical return performance relative to peers. Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers. Lipper ratings do not take into account the effects of sales charges. Ratings are based on an equal-weighted average of percentile ranks for each measure over 3, 5, and 10-year periods (if applicable).

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com